UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On March 13, 2024, MorphoSys AG (the “Company”) published a press release with the full year 2023 financial results attached hereto as Exhibit 99.1. On March 14, 2024 MorphoSys AG, held its YE 2023 results conference call attached hereto as Exhibit 99.2

Exhibits

99.1    MorphoSys AG Reports Fourth Quarter and Full Year 2023 Financial Results and Provides Corporate Update

99.2    FY 2023 Results & Business Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: March 14, 2024
    By:    /s/ i.A. Kristina Grötsch
        Name: Kristina Grötsch
        Title:    Manager IR & Sustainability

    By:    /s/ i.A. Robert Mayer
        Name: Robert Mayer
        Title:    Director Investor Relations